                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                        OPHTHALMIC IMAGING SYSTEMS, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                     683737
                                 (CUSIP Number)

                          Premier Laser Systems, Inc.
                              Attn: Colette Cozean
                                3 Morgan Avenue
                                Irvine, CA 92718

                                with a copy to:

                            Peter J. Tennyson, Esq.
                            William J. Simpson, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                      695 Town Center Drive, 17/th/ Floor
                          Costa Mesa, California 92626
                                 (714) 668-6200

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 12, 1998
                      (Date of Event Which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
   ---------------------------
   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 3 Pages)

                        (Continued on following pages)

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CUSIP No. 683737                     13D                       Page 2 of 3 Pages
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   1.   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        PREMIER LASER SYSTEMS, INC.
        33-0472684

--------------------------------------------------------------------------------

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[_]
                                                                    b[X]

--------------------------------------------------------------------------------

   3.   SEC USE ONLY

--------------------------------------------------------------------------------

   4.   SOURCE OF FUNDS*

        WC

--------------------------------------------------------------------------------

   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

 -------------------------------------------------------------------------------

   NUMBER OF            7.   SOLE VOTING POWER
   SHARES
   BENEFICIALLY              1,151,398
   OWNED BY             --------------------------------------------------------
   EACH                 8.   SHARED VOTING POWER
   REPORTING
   PERSON                    0
   WITH                 --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER

                             1,151,398
                       ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER

                             0

--------------------------------------------------------------------------------

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,151,398
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 683737                     13D                       Page 3 of 3 Pages
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

     N/A

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5%, BASED ON 3,905,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF JANUARY 12, 1998.

--------------------------------------------------------------------------------

14.  TYPE OF PERSON REPORTING

     CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                           OPHTHALMIC IMAGING SYSTEMS
                                  Common Stock

                                  SCHEDULE 13D


             This Amendment No. 3 (the "Amendment") amends and supplements the
   Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 to the Original Schedule 13D filed with the Commission on January 5, 1998 and by Amendment No. 2 to the Original
   Schedule 13D filed with the Commission on January 20, 1998, with respect to the purchase by Premier Laser Systems, Inc. ("Premier") of shares of common stock, no par value per share (the "Shares") of OPHTHALMIC IMAGING SYSTEMS, INC., a California corporation ("OISI") (as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

   Item 4.   Purpose of Transaction.

             The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

             On February 12, 1998, Premier entered into a standstill agreement with OISI, wherein, among other things, until March 6, 1998, Premier agreed not to engage in certain acts which could lead to acquiring OISI on a non-friendly basis and OISI agreed not to solicit any acquisition proposals competing with Premier's proposal. The purpose of this agreement was to give Premier and OISI an opportunity to negotiate a mutually agreeable transaction. A copy of this agreement is attached hereto as Exhibit 99.4 and is hereby incorporated by reference.

             If Premier's negotiations with OISI are not successful, Premier will reconsider its options, including selling its shares and pursuing other opportunities, continuing to hold its shares as an investment, engaging in a proxy solicitation or pursuing other means to acquire OISI.


   Item 7.   Material to be Filed as Exhibits.

             The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

   Exhibit No.   Exhibit

   Exhibit 99.4 Standstill Agreement dated February 12, 1998, between Premier and OISI.

   Exhibit 99.5 Press release dated February 13, 1998, issued by Premier regarding Premier's negotiations to acquire OISI.

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated: February 13, 1998

                                         PREMIER LASER SYSTEMS, INC.


                                         By: /s/ Michael L. Hiebert
                                            ----------------------------------
                                         Name: Michael L. Hiebert
                                         Title: Chief Financial Officer

                                      -2-